Richard A. Krantz

Financial Centre
695 East Main Street
P.O. Box 10305
Stamford, CT 06904-2305
Main (203) 462-7500
Fax (203) 462-7599
rkrantz@rc.com
Direct (203) 462-7505

Also admitted in New York
and Massachusetts

April 8, 2005

Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Amendment No. 2
Registration Statement on Form S-1
FuelCell Energy, Inc.
File No. 333-122216

Ladies and Gentlemen:

FuelCell Energy, Inc. (the “Company”) has today filed Amendment No. 2 to the above-captioned Registration Statement.

In response to the comments raised in your letter of March 28, 2005, we make the following observations.

1. We have conformed with Rule 415(a)(1)(ix) and have provided that the offering be commenced “promptly.” The Prospectus has been appropriately clarified and revised.

2. The Prospectus has been revised to identify the prices at which the shares will be sold.

3. We have revised the description of the sale of these shares. The common stock that will be sold to generate cash to pay the dividends on the Series B Preferred Stock will be sold in a primary offering. If a holder of Series B Preferred Stock elects to receive common shares in lieu of a cash dividend, this Registration Statement will register the resale of those shares by the preferred stockholders. Please note that no preferred stockholder has elected to receive shares of the Company’s common stock to date.

Division of Corporation Finance
April 8, 2005

4. The issuance of shares of common stock to the Series B Preferred Stockholders as dividend payments will be a transaction exempt from Section 5 of the Securities Act of 1933, as amended pursuant to Section 4(2) thereof.

The Company has also filed today Amendment No. 2 to its Registration Statement on Form S-1, File No. 333-122241, to provide updated financial and other information.

Please contact the undersigned if you have additional concerns or questions.

Very truly yours,

/s/ Richard A. Krantz
Richard A. Krantz

RAK:mab